FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2012

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK plc - First quarter 2012 results, 26 April 2012
Transforming the business – SME lending up 21%

“Santander UK delivered solid profits whilst continuing to support the UK economy, with over £5bn of gross mortgage lending in the quarter and lending to SMEs up 21% on the same time last year. Our business is performing well, driven by continued improvements to service levels and the launch of transparent, innovative and good value products, which resulted in us opening over 400,000 new bank and credit card accounts in the first quarter.

The macroeconomic outlook, together with increased funding costs and low interest rates, will continue to put pressure on earnings this year, partially offset by a broadening and deepening of our customer relationships and the maintenance of our cost discipline. Regulatory uncertainties continue to impact our ability to plan ahead.

Our strategic goal is to build a full service, diversified, customer-centred bank. I am encouraged with the progress to date, both in retail and SMEs. Santander UK’s extended reach and products, as well as more tailored servicing, were instrumental in us being named ‘Business Bank of the Year’, for the fourth year in succession. From a relatively modest market share, I believe that we can build a successful, supportive bank for businesses.

We continue to prioritise the prudent management of the balance sheet, including a forward looking focus on credit quality and the diversification of our business model.”
Ana Botín, Chief Executive Officer, Santander UK

Financial highlights (Q1 2012 v Q1 2011)

▪	Profits c. 40% lower, affected by the macroeconomic environment and impacted by higher funding costs and persistent low interest rates.

▪	Revenues in Retail Banking robust and ahead in Corporate Banking reflecting strong organic growth. Limited loan growth and intense competition for deposits across the UK banking market.

▪	Expenses broadly flat, despite inflation and business investment.

▪	Higher provisions, largely due to increased charges across the Non core corporate portfolio and the change in the business mix. Overall coverage levels conservative.

▪	Customer lending up 2%, underpinned by continued strong growth in SMEs. Customer deposits flat in the first quarter, with an improved business mix.

▪
Wholesale markets medium-term funding (‘MTF’) issuance of almost £6bn in the first quarter, c. 40% of our current full year target. Continued move away from short-term money markets and expensive retail and private banking deposits.

▪	Further strengthening of Core Tier 1 capital and balance sheet funding mix in the first quarter.

Business highlights (Q1 2012)

▪	Launch of new 123 Current Account to build on the success of 123 Cashback Credit Card in 2011. Account primacy, simple products and customer loyalty at the core of our customer proposition.

▪	Growing pattern of customers choosing to have both the 123 Current Account and 123 Credit Card.

▪	Strong range of cross-tax year savings products, for both new and existing customers.

▪	Continued focus on improving customer satisfaction and the treatment of complaints.

▪	New SME facilities of £0.8bn, complemented by our announced participation in the National Loan Guarantee Scheme.

Contacts

Anthony Frost	(Head of UK Communications)	020 7756 5536
James S. Johnson	(Head of Investor Relations)	020 7756 5014
For more information contact:	ir@santander.co.uk

Trading Statement for Santander UK plc (‘Santander UK’) and Banco Santander, S.A. (‘Banco Santander’)

This statement provides a summary of the unaudited business and financial trends for the 3 months ended 31 March 2012. Unless otherwise stated, references to Santander UK and other general statements refer to the trading results and business flow analysis of Santander UK compared to the same period in 2011. Balance sheet references are to the position as at 31 March 2012, unless otherwise stated.

Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8. It is calculated by adjusting statutory profit before tax for reorganisation, customer remediation and other costs, hedging and other variances, profit on part sale and revaluation of subsidiaries and capital and other charges.

The results of Banco Santander for the 3 months ended 31 March 2012 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander’s financial statements on a Banco Santander group reporting basis, and may not correspond exactly to the numbers presented here.

The results of Santander UK on a statutory basis differ to the results of the United Kingdom on a Banco Santander group reporting basis, primarily due to the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of the Santander UK legal entity but is included in the Banco Santander results for the United Kingdom.

Strategy

Santander UK’s strategy is unchanged from that presented at the Banco Santander Group Investor Day on 29 September 2011. Our aim is to complete the commercial turnaround of the business, transforming Santander UK into a market-leading retail and corporate bank in the UK. Our operational strategy is to:

▪	change the focus of the retail bank to customers from products;

▪
grow the SME business both organically and through the addition of the SME businesses to be acquired from RBS. Our goal is to build on the strength of the existing offering to make Santander UK the ‘SME Bank of Choice’, and in doing so we will continue to diversify our overall business mix; and

▪	continue our focus on IT investment and efficiency, with £490m of planned investment over 3 years, and continued improvements in customer service.

Our financial and risk strategy is focused on enhancing our balance sheet strength and stability, in terms of capital, credit risk, funding and liquidity by:

▪
tightening our risk appetite in the retail mortgage market to originate less business in higher loan to value (‘LTV’) and interest only mortgages. As a result we expect our mortgage stock to contract over the year;

▪	competing aggressively for savings balances in the cross-tax year ISA season, whilst reducing our reliance on more volatile short-term deposits and highly priced private banking deposits; and

▪	reducing our reliance on short term money market funding.

We have made good progress against all of our operational, financial and risk goals.

Our planned acquisition of the RBS retail and corporate banking business assets and liabilities, previously announced, will further accelerate the delivery of our strategic goals, with completion expected no earlier than the fourth quarter 2012.

Financial Overview

A range of structural challenges continues to impact the UK banking sector in 2012 and have markedly affected the first quarter 2012 financial results and balance sheet of Santander UK. We believe these factors are likely to persist for the rest of 2012 and into 2013:

▪	wholesale markets MTF issuance costs increased markedly;

▪	interest rates remained at historically low levels for much longer than expected;

▪	market growth rates for lending and deposits remain subdued;

▪	the economic outlook offers limited growth prospects and confidence is fragile;

▪	UK banking regulation requires banks to retain much higher levels of liquid assets; and

▪	the Financial Services Compensation Scheme (‘FSCS’) and the introduction and raising of the Bank Levy by the UK Government continue to impact profit.

We believe the UK economic outlook has stabilised, but we see limited growth in our main market segments. Low interest rates and increased funding costs have been the most significant drivers of lower profits in the first quarter of 2012, and their impact is expected to persist throughout the year. Additional regulatory costs are also expected to affect profits in 2012.

Management will seek to mitigate these pressures with an attention to profitable new business growth and actions to control costs.

In relation to payment protection insurance remediation, claims continue to be handled effectively, with volumes and settlements broadly in line with expectations.

As part of our continuing effort to enhance balance sheet strength, we have adopted a more cautious risk stance in certain mortgage segments and our overall mortgage stock is expected to contract slightly over the year, partially offset by growth in SME lending. As part of this balance sheet programme, the liquid asset stock is expected to increase and the loan to deposit ratio is expected to improve.

We continue to anticipate a marked pick up in profitability in the medium-term, albeit from a lower base for 2012-13 than we expected at the Investor Day in September 2011. We anticipate the improvement will be driven by the combination of the RBS acquired businesses and by profitable business growth, as well as a reduced incremental impact from structural market forces and our continued focus on operational efficiency.

Income Statement

Profit after tax was c. 40% lower than in the first quarter of 2011. This was largely a reflection of the structural deterioration in the macroeconomic environment, combined with the increased impact of term funding costs and low interest rates squeezing margins.

Income

Income was down c. 15%, largely as a result of higher funding costs and the impact of the sustained low interest rate environment given the run-off of our structural hedge. This was partially offset by increased new lending margins in the first quarter, notably for mortgages and SME loans. The commercial banking margin narrowed to 1.57%, from 1.97% in the first quarter of 2011 (Q4 2011: 1.77%).

Non interest income was slightly lower than in the same period in 2011. This reflected lower activity in Markets and weaker investment-related income driven by lower levels of new business. This was partially offset by a positive contribution from SME lending operations and by a new pricing structure for personal current accounts, instigated in May 2011, moving income from net interest income to fees.

Expenses

Expenses were broadly unchanged compared to the same period in 2011, despite increased marketing activity and the recruitment of additional customer-facing staff through 2011. Further efficiency initiatives are underway to create capacity for the investment needed to support the transformation of the business. The cost to income ratio rose to 50%, from 43% in the first quarter of 2011, reflecting the fall in income.

Provisions

Provisions were c. 40% higher than in the first quarter of 2011. This was largely due to increased charges across the growing corporate portfolio and, in particular, in relation to the older real estate exposures written before 2008.

The increased provisions relative to the first quarter of last year were also driven by a small increase in mortgage arrears and the maintenance of coverage levels, compared to a more stable arrears experience in 2011 and a modest reduction in coverage. Mortgage coverage levels remained conservative at c. 20%.

The overall performance of the portfolio is still very good and running in line with internal targets. Notwithstanding this, the weaker economic recovery, house price pressures and unemployment are expected to have a negative impact in the rest of 2012.

Credit Performance as at	Mar'11	Dec'11	Mar'12	Mar'12 v.
end 31 March				Mar'11
Mortgages
NPLs % of asset value	1.42%	1.46%	1.51%	0.09 p.p.
PIPs % of assets	0.06%	0.06%	0.06%	0.00 p.p.
Coverage	22%	20%	20%	(2) p.p.
New business LTV (quarter)	62%	65%	64%	2 p.p.
Stock LTV indexed	51%	52%	52%	1 p.p.

CML(1) - mortgages only
NPLs % of assets volume	2.09%	1.98%	n/a	n/a
PIPs % of assets	0.12%	0.12%	n/a	n/a

UPL
NPLs % of asset value	3.48%	3.04%	2.48%	(1.00) p.p.
Coverage	251%	195%	195%	(56) p.p.

Corporate
NPLs % of asset value	4.45%	4.83%	4.85%	0.40 p.p.
Coverage	42%	41%	44%	2 p.p.

Total Santander UK
NPLs % of asset value	1.85%	1.93%	1.96%	0.11 p.p.
Coverage	47%	40%	40%	(7) p.p.

*CML data for Q1 2012 not available at time of publication.

Secured loan coverage was 20%, whilst the stock of properties in possession (PIPs) was slightly lower at 936 cases (1,001 at end March 2011). This level of PIPs represented only 0.06% of the book and remained well below the industry average. The mortgage book is of a high quality, as demonstrated by the stable mortgage arrears position and the low volume of PIPs, although it has been supported by the low interest rate environment and the relative stability of the UK economy.

The UPL book declined 13% versus the prior year. The arrears performance improved further reflecting risk policy changes implemented over the last two years to enhance profitability.

Corporate business written in the last two years is performing better than expected to date. Pressure, however, continued to be felt in older commercial and real estate exposures, in part impacted by the subdued economic environment.

Balance Sheet

Balance sheet extract as at	Mar'11	Dec'11	Mar'12	Mar'12 v.
31 March	£bn	£bn	£bn	Mar'11
Retail customer assets	174.6	175.4	175.3	0%
Corporate customer assets	27.2	30.9	30.2	11%
Commercial assets	201.8	206.3	205.4	2%

Retail customer liabilities	125.1	120.1	120.9	(3%)
Corporate customer liabilities	28.3	29.1	28.6	1%
Commercial liabilities	153.4	149.2	149.4	(3%)

Memo
Loan to deposit ratio(2)	132%	138%	138%	6 p.p.
Loan to deposit ratio(2) (incl. MTF)	95%	99%	95%	0 p.p.
MTF Issuance	£7.7bn	£1.7bn	£5.7bn	(26%)
Core tier 1 capital ratio	11.8%	11.4%	11.7%	(0.1) p.p.

Over the last 12 months, the commercial asset stock increased 2% to £205.4bn. Customer assets reduced by £0.9bn in the first quarter of 2012 as an increase in SME loans was offset by a slight reduction in retail lending, repayment of certain large corporate balances and the ongoing run-down of Corporate Non core assets. The commercial liability stock of £149.4bn was broadly stable in the first quarter but £4.0bn lower than at the same time in 2011, with outflows in 2011 consisting primarily of rate-sensitive retail and private banking customer deposits. The combined effect of these commercial flows was a 6 p.p. rise in the customer loan to deposit ratio to 138% compared to March 2011.

Intense competition has been a feature of the retail deposit market for the last 2 years, with new acquisition continuing at negative margins. The cost of wholesale markets MTF issuance remained at high levels compared to historic trends, but given its duration and the relative cost of alternatives it remained an attractive and important source of funding. In the first quarter of 2012, £5.7bn of new issuance was raised across a mix of sources and geographies, against a current full year 2012 target of c. £14bn.

Core liquid assets rose by 24% in the quarter to £35bn, well in excess of short-term wholesale funding. The reliance on short-term funding requirements has been actively reduced as part of the process of strengthening the balance sheet and reflecting our prudent liquidity profile.

The ratio of commercial loans to deposits including wholesale markets MTF was 95%, in line with a year ago.

Santander UK remained firmly focused on the UK with c. 90% of the balance sheet UK-related and c. 85% of customer loans consisting of residential mortgages to UK customers. The non UK elements of our balance sheet related largely to US government bonds held for liquidity purposes. Sovereign exposures to Europe (excluding the UK) at 31 March 2012 were not significant, at less than 1% of total assets, and primarily related to Swiss government securities (sovereign exposures to eurozone periphery countries were insignificant). Total exposure to eurozone periphery countries, excluding intra-group balances, was less than 0.3% of total assets.

Capital ratios remained strong, with our Core Tier 1 ratio at 11.7% and Total Capital ratio of over 20%.

Segmental Performance

Retail Banking Business Performance

Retail Banking income continued to benefit from an increased proportion of standard variable rate mortgages and higher lending margins. This was more than offset by higher deposit acquisition and retention costs, and higher costs of term funding charged to the business. Non interest income fell, in part reflecting the further decline in the market for investment products in the last 12 months.

In March 2012, Santander UK announced it was tightening its lending criteria on interest only mortgages as part of a range of actions to further improve the credit quality and profitability of the mortgage book. Notwithstanding this, mortgage gross lending in the first quarter of 2011 was £5.6bn, equivalent to a market share of 17.6%. At the same time retail deposit flows were positive, in part supported by current account growth. Bank current account openings were strong in the first quarter, with a good contribution from the new 123 Current Account launched in March 2012.

Retail Banking for the	Unit	Mar'11	Mar'12	Variance
period ending 31 March				%
Mortgage gross lending	£bn	4.2	5.6	34%
Mortgage net lending	£bn	(0.6)	0.2	n.m.
UPL gross lending	£bn	0.4	0.4	3%
Retail deposit flows	£bn	(0.6)	0.8	n.m.
Investment sales API	£bn	0.7	0.5	(39%)

Mortgage stock (including Social Housing)	£bn	172.0	173.8	1%
UPL stock	£bn	3.2	2.8	(13%)

Bank account openings*	000's	217	236	9%
Credit card sales	000's	155	175	13%

Market shares(3)
Mortgages gross lending	%	13.8%	17.6%	3.8 p.p.
Mortgage stock	%	13.8%	13.9%	0.1 p.p.
Bank account stock	%	9.1%	9.1%	0.0 p.p.

*Bank account openings include personal, business banking and private banking current accounts.

A key feature of our transformation strategy is to develop and build deeper customer relationships through increased current account primacy and customer segmentation. Customer loyalty is being rewarded through a range of innovative products supported by a multi-channel marketing campaign featuring high profile brand ambassadors. The focus of these campaigns is the two products in our innovative ‘123’ range, aligned with our cross-tax year ISA offering:

▪
the 123 Current Account offers enhanced incentives for new and existing customers to switch their primary bank account to Santander UK. This fee paying account offers cashback for a range of household bill paying transactions as well as attractive rates of interest on credit balances. Since its launch in March we have been satisfied with the promising prospects that are evident in the new customers and switchers we have attracted to the Bank, in the response of existing customers and by the higher average balances achieved;

▪
the 123 Cashback Credit Card offers valuable rewards for customers using the card on a day to day basis in return for a monthly fee. We have been pleased with the number of cards that have been opened from launch in September 2011 to end March, and with usage levels double that of previous credit cards. Recent account openings have increased due to the new 123 campaign and, importantly, we have seen good numbers of customers taking both products which improves the credit risk of the proposition; and

▪
mortgages and savings continued to be a core component of the retail offering, through both direct and intermediary channels. The current cross-tax year savings range offers customers attractive rates for term deposits, and we continue to leverage our direct channels to attract and retain good quality mortgage lending.

Santander UK continued to work to address customer satisfaction issues. Industry wide complaints data, reported in February 2012, showed that FSA reportable complaints and FOS complaints for Santander UK continued to decline. Our FSA reportable banking complaints (exclusive of PPI) were down 27 per cent year on year whilst overall FSA reportable complaints for Santander UK fell 19 per cent over the same period. Our share of FOS complaints represented a smaller proportion than our market share of current accounts, whilst the uphold rate in our favour was better than for the industry as a whole.

These results reinforced the messages from our monthly survey of customers which indicates that treatment of complaints and service quality in general is improving as a result of the actions we have taken. While there is still much to do we continue to emphasise the importance of putting the customer at the heart of what we do across all levels of the business and expect to see further improvement through the year.

Corporate Banking Business Performance

Corporate Banking revenues were ahead of the same period last year, underpinned by strong growth in SME lending. Income also benefitted from improved underlying interest margins on new business.

SME lending and deposits volume continued to grow in 2012 and, together with higher margins on new lending, drove increased net interest income in Corporate Banking. New business activity in relation to SMEs contributed to higher fee income in Corporate Banking.

Corporate Banking as at	Unit	Mar'11	Mar'12	Variance
end 31 March				%
Core assets	£bn	16.1	19.6	21%
Including
SME asset stock	£bn	9.2	11.1	21%
SME asset market share(4)%		3.7%	4.5%	0.8 p.p.

Social Housing assets	£bn	7.0	7.6	8%
Non core assets	£bn	4.2	3.1	(27%)

Corporate liabilities	£bn	28.3	28.6	1%
SME liabilities stock	£bn	9.3	10.8	16%

The strong organic growth of Corporate Banking over the last 2 years continued into the first quarter of 2012. This was supported by the 28 regional business centres, where we have plans for further expansion and recruitment in 2012. SME lending balances are now 21% ahead of the same point last year and underline our commitment to this sector.

In March 2012, in recognition of the successful development of our Corporate Banking business, Santander UK was awarded the Business Moneyfacts Award, ‘Business Bank of the Year’, for the fourth year in succession.

The ongoing growth of the business is underpinned by a number of initiatives, including:

▪
our £200m ‘Breakthrough’ programme to provide fast-growth small companies with the resources and knowledge they need to develop, including access to mezzanine funding and a support framework of expert advice;

▪
the launch of a new business banking proposition with new product offerings, a plan for additional business centres and supported by the recruitment of 200 new advisors who are integral to our relationship management based model; and

▪	the investment in, and planned acquisition of, the RBS branded SME business.

Markets Business Performance

Markets revenue was broadly in line with the same period last year.

Group Infrastructure Business Performance

The loss reported in the corporate centre increased relative to the same period last year, with the increased cost of funding and low interest rates only partially allocated to the business units.

Supplementary Information

Management changes

On 6 March 2012 Santander UK announced changes in its executive management structure. Stephen Jones was appointed Chief Financial Officer, with responsibilities including Finance, Pension and ALM functions and with a key role in managing the relationships with regulators and investors. Steve Pateman is now Head of UK Banking, combining his existing role as Head of Corporate Banking with Retail Banking and Retail Products & Marketing. These changes reflect the next stage of development for the management team structure at Santander UK and will provide the best support for the ambitious development plans we have in place to build the business.

Notes

1.
Data reproduced from statistics published by the Council of Mortgages Lenders (CML). December 2011 data is not available at the time of reporting. Information in this trading statement sourced from the CML has been accurately reproduced and, as far as Santander UK is able to ascertain from information published by the CML, no facts have been omitted which would render the reproduced information inaccurate or misleading.

2.	Loan to deposit ratio is based on commercial balances.

3.
Market share of gross lending, capital repayments and mortgage stock estimated by Santander UK for each quarter, having regard to individual lending data published by the Bank of England for the first two months of each quarter. Historic data is adjusted to reflect actual data published for the period. Market share of bank account stock estimated by Santander UK for each half year having regard to market research published by CACI.

4.
Market share of SME lending stock determined on an asset basis of SME businesses with turnover up to £150m per annum, estimated by Santander UK for each quarter having regard to corporate lending data published by the Bank of England for the first two months of each quarter.

Additional information about Santander UK and Banco Santander

Santander UK is a subsidiary of Banco Santander (SAN.MC, STD.N). Banco Santander is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Banco Santander is the largest bank in the euro zone and is among the fifteen in the world by market capitalization. Founded in 1857, Banco Santander had EUR 1.383 trillion in managed funds, more than 102 million customers, 14,760 branches – more than any other international bank – and 193,000 employees at the close of 2011. It is the largest financial group in Spain and Latin America. Furthermore, it has significant positions in the United Kingdom, Portugal, Germany, Poland and the U.S. northeast. Santander Consumer Finance operates in the Group’s core markets as well as in the Nordic region. In 2011, Banco Santander registered EUR 7,021 million in recurring net profit.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. With 1,360 branches (including agencies), 28 regional business centres and 25,000 employees (on a group basis), Santander UK serves more than 25 million customers at 31 March 2012. One in six mortgages written in 2011 were provided by Santander UK which is the second largest retail mortgage lender the in UK. In 2011 Santander UK was awarded ‘UK Bank of the Year 2011’ by The Banker for the third year in succession as well as Moneyfacts awards for ‘Best Personal Finance Provider of the Year’, ‘Best Service from a Commercial Mortgage Lender’ and ‘Best Business Bank 2011’. Additionally, Abbey for Intermediaries scooped an impressive 10 awards in 2011, including the ‘Most Improved’ award from FT Adviser magazine for the quality of service provided to customers.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

Disclaimer

Santander UK and Banco Santander both caution that this announcement may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission (‘SEC’). Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Factors that may affect Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2011. A more detailed cautionary statement is also given on page 6 of Santander UK’s Annual Report and Accounts on Form 20-F for 2011. When relying on forward-looking statements to make decisions with respect to Santander UK or Banco Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 26 April 2012	By / s / Jessica Petrie (Authorised Signatory)